April 6, 2011

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:          TapImmune, Inc. (the “Registrant”)
Form 10-K for the year ended December 31, 2009 (the “Form 10-K”)
Form 10-Q for the quarter ended June 30, 2010 (the “June Form 10-Q”)

Dear Mr. Rosenberg:

Pursuant to our recent telephone conversation with Ms. Sasha Parikh, we are submitting this letter as a supplement to our response letter dated March 30, 2011 (the “Original Letter”), which was a response to your letter dated February 23, 2011 providing comments to the Form 10-K and the June Form 10-Q.

As per our response number 1 in the Original Letter, we intend to restate the financial statements for the fiscal year ended December 31, 2009 because we determined that the gain on debt settlement transactions was incorrectly calculated. Such a revision of the Form 10-K would result in a material change to our Form 10-K and Forms 10-Q for the periods ended June 30, 2009 and September 30, 2009. We believe that the annual report has more relevance to the investors than the quarterly reports, which are aged at this time and that these quarterly reports are being superseded by the proposed amended Form 10-K. We believe that a restatement of these relevant Form 10-Q’s would only cause to confuse the public. As a result, we believe that our disclosure in Form 10-K alone, without revising and restating our Form 10-Q for June 30, 2009 and our Form 10-Q for September 30, 2009, maximizes our opportunity to provide revised disclosure without creating undue confusion among the public, a policy objective of the Securities and Exchange Commission (the “Commission”). Further, such revised disclosure has minimal impact on the value of the Company’s common stock as the Company is in its development stage and has incurred losses from inception. For these reasons, we respectfully request that you confirm your agreement and permit the Company to file a revised and restated Form 10-K without having to file the relevant revised and restated quarterly reports.

To ensure that the public is provided with the most appropriate disclosure in connection with the debt settlement transactions, in addition to providing the disclosures articulated in the Original Letter, we propose providing the following statement to Exhibit I of the Original Letter, which is the Draft Disclosure Changes For Explanatory Note that will appear in the revised and restated Form 10-K:

1

“The gain from debt settlement with related parties being recognized as additional paid-in capital for the fiscal year ended December 31, 2009 also has similar impact on Form 10-Qs for the quarterly periods ended June 30, 2009 and September 30, 2009. These known adjustments have not been reflected in the amended Form 10-Qs for the periods ended June 30, 2009 and September 30, 2009 as the Company’s audit committee and board of directors do not consider this reclassification of sufficient magnitude to impact the Company’s investors. As disclosed in Note 1A of the financial statements, our gain on settlement of debt in the consolidated statement of operations decreased from $961,056 to $194,287, which results in a Net Loss that increases from $4,461,970 to $5,228,739. Such an increase in the Net Loss increased the Basic and Diluted Net Loss Per Share from $0.23 to $0.27. Management believes that, in the context of the financial status of the Company at that time, and today, such a loss is not material to a shareholder or potential investor in our common stock because we are in the development stage and have incurred losses from our inception. Therefore, the Company does not intend to restate its affected quarterly statements to reflect such a loss.”

We respectfully request that you confirm your agreement with this proposed disclosure.

In connection with our response to number 4 of the Original Letter, we believe that a revision of our accounting of the warrants is not of sufficient magnitude to the Company’s investors to justify restating our previously filed quarterly reports ended June 30, 2010 and September 30, 2010 (the “2010 Financials”). The 2010 Financials will be superseded by Form 10-K for the year ended December 31, 2010, which will be filed by April 15, 2011. As a result, any benefit realized by restating the 2010 Financials would no doubt be lost by the confusion such restatements would cause in the public markets.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff  of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact me at (212) 588-0022.

Sincerely,

TapImmune, Inc.

/s/ Glynn Wilson

cc:           Sasha Parikh, Staff Accountant
Don Abbott, Review Accountant